Exhibit 99.1

Supplemental Information

Financial Information for the Quarter Ending June 30, 2010

Operating and Asset Quality Highlights

	As of or for the Quarter Ended:
($ in millions)	12/31/2009	3/31/2010	6/30/2010

Operating Highlights
Net Interest Margin on a fully taxable equivalent basis (FTE)	2.85%	2.86%	2.88%
Interest reversal on NPLs	0.75%	0.88%	0.80%

Adjusted FTE Net Interest Margin	3.60%	3.74%	3.68%

Net interest income	$81.0	$74.9	$73.1
Non interest income	28.1	25.3	41.2

Operating Revenue	$109.1	$100.2	$114.3

Operating Expenses	$94.5	$96.0	$97.3
OREO	(11.9)	(10.9)	(17.2)

Adj. Operating Expenses	$82.6	$85.1	$80.1

Non interest income / Operating Revenue	25.7%	25.2%	36.1%
Adj. Efficiency Ratio	75.7%	84.9%	70.1%

Asset Quality Highlights

Total Credit Allowance (ALLL)	$355.4	$307.1	$275.8

Non-Performing Loans (NPLs)	$895.9	$958.8	$884.1
Total FAS 114 write-downs (1)	500.2	530.2	462.8

NPLs before FAS 114 write-downs	$1,396.1	$1,489.0	$1,346.9

Total Loans	$7,878.1	$7,193.5	$6,598.2
Total FAS 114 write-downs (1)	500.2	530.2	462.8

Total Loans before FAS 114 write-downs	$8,378.3	$7,723.7	$7,061.0

(ALLL + FAS 114 Write-downs) / Total Loans (2)	10.2%	10.8%	10.5%
(ALLL + FAS 114 Write-downs) / NPLs (2)	61.3%	56.2%	54.8%

(1)	Does not include $1.4 million and $362,000 of write-downs on performing FAS 114 loans as of June 30, 2010 and March 31, 2010 respectively.
(2)	Total loans and NPLs grossed up for FAS 114 write-downs.

Sterling had professional service expense of approximately $0.6 million, $2.8 million and $2.3 million for the three months ended June 30, 2010, March 31, 2010 and December 31, 2009, respectively. Sterling had loses on loan sales of approximately $1.2 million, $3.7 million and $0.1 million for the three months ended June 30, 2010, March 31, 2010 and December 31, 2009, respectively.

Loans Past Due (NPLs) / Loans Held for Investment (HFI)

	As of the Quarter Ended:
	12/31/2009	3/31/2010	6/30/2010

Loans 30-59 days past due (DPD)	1.79%	1.76%	1.16%
Loans 60-89 DPD	1.75%	1.02%	1.02%
Loans 90+ DPD	6.07%	8.48%	8.10%

Total	9.61%	11.26%	10.28%

Loans past due, excluding construction loans	4.06%	4.09%	4.64%

Non-Performing Loan Balance Trends

($ in millions)	As of or for the Quarter Ended:
	12/31/09	3/31/10	6/30/10

Beginning Balance	$747.5	$895.9	$958.8

Loans Added	546.5	329.5	264.7
Loans Upgraded to Accrual	(23.0)	(28.7)	(45.2)
Loans Paid-Off / Sold	(62.6)	(49.5)	(113.1)
Loans Charged-Off	(255.6)	(124.3)	(82.6)
Transfer to OREO	(56.9)	(64.1)	(98.5)

Net Change	148.4	62.9	(74.7)

Ending Balance	$895.9	$958.8	$884.1

Loan Portfolio Loss Coverage (as of June 30, 2010)

($ in millions)	FAS 114 Loans at Net Carrying Value (1)	Avg. Write- Down & Specific Allowance Coverage	FAS 5 Loans General Allowance Categories	General Allowance Avg. Coverage Rate on All FAS 5 Loans	General Allowance Coverage on Substandard FAS 5 Loans

Construction – residential	$240.4	48.0%	$133.6	22.5%	38.3%
Construction – commercial	158.7	36.2%	258.2	18.3%	30.8%
Construction – multifamily	69.6	35.2%	88.0	15.4%	28.1%
CRE – Owner Occupied (OO)	69.2	31.8%	1,297.3	2.0%	13.2%
CRE investor commercial	56.1	32.8%	1,309.3	3.9%	25.8%
CRE investor multifamily	23.2	21.3%	438.6	1.5%	13.4%
C & I	6.2	86.9%	647.7	5.1%	29.8%
Residential – Non-Owner Occupied	66.1	17.5%	261.1	3.6%	16.3%
Residential – OO	16.3	29.4%	435.0	1.3%	13.6%
Consumer	4.2	53.2%	824.5	1.9%	27.6%
Unallocated Reserves	(0.2)	—	—	0.1%	—

	$709.8	40.5%	$5,693.3	4.3%	23.8%

Adjusted Carrying Value		59.5%

(1)	Includes both non-performing and performing FAS 114 loans net of FAS 114 write-downs and specific reserves.

Of NPLs, 61% are construction and carry an average loss coverage rate of 42%. The average of days that properties are OREO is 109 days.